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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                            World Collectibles, Inc.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   98143P106
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                                 (CUSIP Number)


              STANLEY SHUSTER, 1990 WESTWOOD BOULEVARD -3RD FLOOR,
                          LOS ANGELES, CALIFORNIA 90025
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 26, 2000
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            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP No. 98143P106
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   1.  NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
       Stanley Shuster
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3.  SEC USE ONLY

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   4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
       00
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   5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]
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   6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.
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                      7.   SOLE VOTING POWER
                           1,130,402
     NUMBER OF        ----------------------------------------------------------
       SHARES         8.   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9.   SOLE DISPOSITIVE POWER
     REPORTING             1,130,402
       PERSON         ----------------------------------------------------------
        WITH          10. SHARED DISPOSITIVE POWER

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  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,130,402
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  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
       (See Instructions)
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  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.82
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  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
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INSTRUCTIONS FOR COVER PAGE

        (1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

        (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

        (3)    The 3rd row is for SEC internal use; please leave blank.


        ITEM 1.       SECURITY AND ISSUER

        The title of the class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of World Collectibles, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4970 Arville Street, Suite 107, Las Vegas, Nevada, 89118.

        ITEM 2.       IDENTITY AND BACKGROUND

        This Statement on Schedule 13D is being filed by Stanley Shuster, formerly the President, Chief Executive Officer, Chief Financial Officer, Secretary and Director of the Issuer. Mr. Shuster's principal occupation is Chairman, Chief Executive Officer and President of Grand Havana Enterprises, Inc. The business address of Stanley Shuster is 1990 Westwood Boulevard, 3rd Floor, Los Angeles, California 90025.

        During the last five years, Mr. Shuster has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Shuster been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        Mr. Shuster is a U.S. citizen.


        ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On July 26, 2000, the Issuer issued 1,000,000, 1 for 135 reverse stock split, shares of common stock to Stanley Shuster in cancellation of a debt originally owed to Harry Shuster, Stanley Shuster's father.



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Harry Shuster assigned the debt to his son Stanley Shuster prior to the effectiveness of the reverse stock split.

        ITEM 4.       PURPOSE OF TRANSACTION.

See Item 3 above. On May 17, 2000, the Issuer, World Collectibles Holdings, Inc. ("WCID"), and World Collectibles, Inc. ("WCIN"),entered into a Merger Agreement and Plan of Reorganization ("Merger Agreement") pursuant to which WCIN merged with and into WCID. Pursuant to the Merger Agreement, shareholders of WCIN exchanged their shares for shares of common stock of the Issuer. As part of the closing of the Merger Agreement, the Issuer issued 1,000,000 shares of its common stock to Stanley Shuster to cancel certain indebtedness to Harry Shuster, Stanley Shuster's father.

        Currently, Mr. Shuster has no plans or proposals of the type referred to on paragraphs (a) through (j).

        ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

        (a) Stanley Shuster owns 1,130,402 shares of common stock of the Issuer representing approximately 12.82% of the issued and outstanding shares.

        (b) Stanley Shuster has the sole power to vote and dispose of 1,130,402 shares of common stock of the Issuer.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

        ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

        None.

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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.


Date: August 3, 2000




/s/ Stanley Shuster
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Stanley Shuster